Exhibit 99.6

Archer - 2011 Annual General Meeting
12|09|2011

Hamilton, Bermuda  (September 12, 2011)

Archer advises that its 2011 Annual General Meeting will be held on September 23, 2011. The record date for voting at the Annual General Meeting is set to July 19, 2011.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)